FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of : April, 2003

Commission File Number;0-28528

ALMADEN MINERALS LTD

(Transalation of registrant's name into English)

1103-750 West Pender Street

Vancouver, B.C.

Canada V6C 2T8

(address of principal executive offices)

1. News Releases, dated: 04/16/03, 04/23/03

2.B.C. Form 45-902F, Reports of Exempt Distribution, dated: 04/01/03, 04/15/03

3. Annual Return, Yukon Territory, Republic Resources Inc.,dated: 04/25/03

4. Advance Notice of Meeting, dated 04/09/03

Indicate by chect mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in pater as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes NoX

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

by:/s/Duane Poliquin

(signature)

Date May 5, 2003

Almaden Minerals Ltd.
1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE April 16, 2003
Trading Symbol: AMM -TSE
www.almadenminerals.com

El Pulpo Property Optioned to Ross River Minerals Inc.
Almaden Minerals Ltd. (Almaden) is pleased to announce that it has optioned its El Pulpo Copper-Gold project in Mexico to Ross River Minerals Inc. (Ross River). Ross River can earn a 50.1% interest in the project by spending US$2,000,000 and issuing 425,000 shares of Ross River to Almaden by April 30, 2008, including 150,000 shares to be issued upon exchange approval of the agreement. Ross River can acquire an additional 9.9% interest by spending a further US$1,000,000 by April 30, 2010. Ross River is committed to spend US$100,000 by April 30, 2004 and is responsible for all holding costs until it has earned an interest in the property. The property contains five claims that are held under option by Almaden and are subject to the terms of the agreement with Ross River. A 100% interest in these claims, subject to a 1% NSR, can be acquired by making payments of US $162,000 by February 2005. The 1% NSR can be purchased for US $500,000.

The El Pulpo project is located north-east of Mazatlan and covers an area of approximately 120 square kilometres. High grade porphyry related gold, silver and copper mineralization has been identified over a surface area in excess of 12 square kilometres. The properties host at least two copper-gold porphyry targets and three high grade gold vein targets. Ross River has informed Almaden of the following results from field work carried out by Ross River:

El Bagre Target: The El Bagre Target exhibits altered calc-alkaline intrusive quartz stockwork mineralisation hosting both oxide and sulphide copper mineralisation. Four widely spaced rock samples collected over an area of one square kilometre averaged 1.43 % copper, 0.13 g/t gold and 52.4 g/t silver.

La Cetolla Target: Three kilometres east of El Bagre is the La Cetolla porphyry target. In the early 1970's work by a major North American mining company focused on a grid of 1,100 metres by 230 metres which averaged 0.94% copper over this area. In 2002, Almaden sampled an area immediately to the south and up to a kilometre away from the grid and obtained assays ranging from 0.29% to 0.79% copper and up to 0.8 g/t gold.

Papaya Target: The Papaya Target is one kilometre north of the El Bagre Target. Of nine samples collected from a vein by Ross River, seven assayed 1 g/t gold. The values of these seven samples ranged from 1.00 g/t gold to 30.66 g/t gold, with an average of 8.47 g/t gold, 90.4 g/t silver and 5.11 % copper over a width of 1.5 to 2 metres.

La Trucha Target: The La Trucha target, two kilometres north of the Papaya target, is centred around two float samples collected separately by Almaden and Ross River, 50 metres apart, that assayed 18.0 g/t gold, 410.0 g/t silver and 24.42 g/t gold, 792.2 g/t silver respectively.

El Tiburon Target: The El Tiburon target is a further one kilometre north of the La Trucha target. A single grab sample taken by Almaden assayed 1.92 g/t gold and 63 g/t silver. Two grab samples taken within the same zone by Ross River assayed 0.78 g/t gold and 385.5 g/t silver and 11.80 g/t gold and 314.2 g/t silver over two metres.

Almaden is very pleased to have Ross River working on this exciting project. Ross River has informed Almaden that a large field program designed to define targets for drilling will commence in May, 2003. Almaden currently has six active joint venture programs involving other companies exploring Almaden projects to earn an interest in them. In addition to these Almaden has an active regional joint venture program underway to explore for copper-gold deposits in Mexico with BHP Billiton.

ON BEHALF OF THE BOARD OF DIRECTORS
"Morgan J. Poliquin"
_____________________
Morgan J. Poliquin, M.Sc., P.Eng.
Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.
This is the form required under section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the Securities Act.

Almaden Minerals Ltd.
1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE April 23, 2003
Trading Symbol: AMM -TSE
www.almadenminerals.com

Update of Exploration Activities
Several significant work programs have been completed and additional work programs are planned on Almaden Minerals Ltd.'s (Almaden) projects. Almaden currently has eight active joint venture projects which include a regional exploration program with partner BHP Billiton underway to explore for copper-gold deposits in Mexico.

ATW Diamond Project, NWT, Canada
A till sampling program has been completed on the ATW property. Seventy-seven holes were drilled to recover samples of basal till in order to determine the source of a 20 kilometre long kimberlitic indicator mineral train in glacial till. This train had previously been traced easterly and up ice to within five kilometres from a fence of holes which did not encounter indicator minerals, outlining a source area for the kimberlitic body. This source area was tested by the current drill program. Picking and identification of indicator minerals from the samples is still not complete. The ATW Project is between and roughly equidistant from the Diavik and Snap Lake diamond deposits. The Mackay Lake project is a joint venture of ATW Resources Ltd. (75%), Aberex Minerals Ltd.(15%), and SouthernEra Resources Ltd. (10%). ATW itself is owned by Almaden Minerals Ltd. (40%) Troymin Resources Ltd. (20%), and Williams Creek Explorations Ltd. (40%).

Siwash Gold Deposit, Canada
The company completed a sixteen hole, 5,000 m (meter) diamond drill program in September 2002 to test the continuity of mineralisation at the company's wholly owned Siwash Gold Mine in B.C. Calculation of an updated resource estimate incorporating the 2002 drill intersections is underway. The Siwash Mine presently has an indicated resource of 87,700 oz (2,727,400 grams) gold in 61,300 tons and a probable reserve of 45,200 oz (1,405,700 gm) gold in 44,500 tons for a total of 141,962 ounces in 123,142 tons as calculated on completion of the last drill program in 2000.

Caballo Blanco, Mexico
The Caballo Blanco project is optioned to Comaplex Minerals Ltd. (Comaplex) who can earn a 60% interest in the project by spending US$2,000,000. Comaplex have completed a large rock sampling and geologic mapping program. This work was complimented by analysis of alteration mineralogy with a PIMA portable infrared spectrometer which has outlined several prominent areas of alteration and mineralisation. Comaplex has informed Almaden that exploration will continue in the month of May and will include a large IP geophysical survey to help define targets for drilling.

Galeana, Mexico
The Galeana property is optioned to Grid Capital Corp. (Grid) who can earn a 60% interest by spending US$2,000,000 and issuing 400,000 shares to Almaden. Grid currently has a large field program underway on this high-grade gold-silver vein prospect. The work program has included rock and soil geochemical sampling, geologic mapping and IP geophysical surveys intended to define targets for a diamond drill program. The property covers two major vein systems, the Miguel Ahumada - Estrella de Oro trend and the San Geronimo trend, both of which have had limited historic production. Production took place from 1889 to 1910, and it is estimated from historic reports that up to 100,000 ounces may have been extracted from vein material averaging 0.6 ounces per ton (opt) Au. The mines were closed in 1910, at the time of the Mexican revolution. Several comprehensive evaluations of the deposits were carried out between 1902 and 1923 and are in the possession of Almaden. In these evaluations grades are reported to average 0.84 opt Au over an average of 6 feet at Miguel Ahumada, 0.42 opt over an average of 7 feet at San Geronimo, and 0.9 opt over an average of 4 feet at Estrella de Oro. Both vein systems represent classic banded quartz-adularia-carbonate low sulphidation epithermal veins.

El Pulpo, Mexico
The El Pulpo property is located north-east of Mazatlan and covers an area of approximately 100 square kilometres. Almaden has optioned this property to Ross River Minerals Ltd. (Ross River) who can earn a 60% interest by spending US$3,000,000 and issuing 425,000 shares to Almaden. Almaden and Ross River have identified high grade porphyry related gold, silver and copper mineralisation has been identified over a surface area in excess of 12 square kilometres. The property hosts at least two copper-gold porphyry targets and three high grade gold vein targets. Ross River has informed Almaden that a large sampling and mapping program will start on the project in May, 2003.

BHP Billiton Joint Venture, Mexico
An initial helicopter-borne reconnaissance program has been completed over the area of interest in this joint-venture program with BHP Billiton, operated by Almaden and designed to identify copper-gold deposits in Mexico. Several areas of significant mineralisation and alteration for follow-up were noted in this program. Work will commence immediately.

San Carlos, Mexico
The San Carlos Project is optioned to Aurcana Corp. (Aurcana), who can earn a 60% interest in the property by spending US$4,000,000 and have issued 300,000 shares to Almaden. Aurcana have recently completed a four hole, 865 metre, diamond drilling program in an area of the property prospective for copper-gold porphyry mineralisation. Aurcana has reported to Almaden that all holes intersected porphyry style alteration and mineralisation, however the grades intersected of copper, molybdenum and gold are low. The data is being reviewed by Aurcana to determine the next phase of work on this porphyry target. Aurcana's work also defined a separate gold target in an area of the property not tested by drilling, defined by high gold in soil. Previous work by Aurcana highlighted elevated gold in soils with values up to 1000 ppb. The recent expanded soil survey outlined a broad geochemical anomaly with values ranging from 100 ppb to 1935 ppb gold, and averaging 372 ppb gold over an area of approximately 300 metres by 1000 metres. This soil anomaly appears to represent a new discovery which covers the contact between intrusive rocks and limestone will be trenched in an attempt to determine its source and to allow for sampling of the bedrock.

Yago, Mexico
Ascot Resources Ltd. (Ascot) has informed Almaden that it will not continue with its option to earn a 60% interest in the Yago project. Ascot drilled 1,098.2 meters in six diamond drill holes on the La Sarda-San Juan vein, one of the four parallel veins of the northern portion of the project. Of these holes one was lost before it reached its target depth and in another hole the vein intersection was ground and not recovered. The drillholes that did intersect the La Sarda-San Juan structure indicate that the vein remains open at depth and extends approximately 170 metres northwest of known workings. Intersected widths of the vein ranged from 0.3 to 4.71 metres and grades were from 0.30 to 4.74 g/t Au. The northern half of the project is underlain by a series of four low-sulphidation epithermal veins named the La Sarda-San Juan, La Esperanza, La Magnolia and La Cucaracha. These structures are sub-parallel, southwest-dipping quartz-adularia veins that occur over an area of 1500 by 1200 metres. There has been limited production from each of these veins, but the majority of production has been from the La Sarda-San Juan vein. Drilling by Ascot was limited to the La Sarda-San Juan vein in the northern part of the property and no drilling was carried out in the southern part of the property where significant quartz-adularia veining occurs from which rock samples taken by Almaden and Ascot have returned significant gold and silver assays. Ascot did carry out an IP geophysical survey over the northern part of the property. This survey was particularly effective in delineating these structures as resistivity highs and extended the potential strike length of the La Sarda-San Juan Vein by 260 metres to the northeast. The resistivity high representing the vein extended to the northern boundary of the IP survey area. Subsequent prospecting identified banded chalcedonic quartz veining 550 metres northwest of the La Sarda-San Juan Vein workings. Almaden will review the data collected by Ascot as well as carry out fluid inclusion and petrograhic and alteration mineralogy studies of veins and altered rock intersected in the Ascot drilling to appraise the level tested within the hydrothermal system.

Ram Property, Canada
Almaden's 69 RAM claims in the Yukon are optioned to Ross River Minerals Inc. and form part of Ross River's Tay-LP project. Ross River drilled four holes on the RAM claims in 2002 with no significant results, however a hole drilled in 1998 returned 2.2 g/t Au over 5.3 meters. Ross River has informed Almaden that it will carry out a program of work on the RAM claims in the 2003 field season.

ON BEHALF OF THE BOARD OF DIRECTORS
"Morgan J. Poliquin"
_____________________
Morgan J. Poliquin, M.Sc., P.Eng.
Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

This is the form required under section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the Securities Act

BC FORM 45-902F
(formerly FORM 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the Securities Act, or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, or, if applicable, by an order issued under section 76 of the Securities Act.

1. Name, address and telephone number of the issuer of the security distributed.

Almaden Minerals Ltd.
1103 - 750 West Pender Street
Vancouver, B.C. V6C 2T8,

(604) 689-7644

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The issuer is a reporting issuer in the jurisdictions of British Columbia, Alberta and Ontario.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The Issuer is listed and posted on the Toronto Stock Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

80,000 Units (70,000 of which are Units paid on a 2% cash commission), at a price of $0.80 per Unit, each Unit consisting of one common share and one-half warrant with each whole warrant granting the right to purchase one additional common share during the first year at a price of $0.95 per share.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full Name of Purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of Distribution	Price Per Security/total purchase price (Canadian $)	Exemption relied on	Length of any restriction or seasoning period.
Erik Bentsen Nanaimo, B.C.	12,000 Units	March 13, 2003	$0.80 $9,600.00	MI 45-103(5.1)	4 months
Dr.Alexander Lockhart White Rock, B.C.	20,000 Units	March 13, 2003	$0.80 $16,000.00	MI 45-103(5.1)	4 months
Rene Weideman Vancouver, B.C.	10,000 Units	March 13, 2003	$0.80 $8,000.00	MI 45-103(5.1)	4 months
Steven Katz Vancouver, B.C.	28,000 Units	March 13, 2003	$0.80 $22,400.00	MI 45-103(5.1)	4 months
Lawrence Roulston West Vancouver, B.C.	10,000 Units	March 13, 2003	$0.80 $8,000.0	MI 45-103(5.1)	4 months

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

See attached Schedule "A".

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$64,000.00

8. Provide the following information for each person who is being compensated in connection in with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of Person being compensated	Compensation Paid (number and type of security and/or cash amount) (Canadian $)	Price per Share (Canadian $)
Odlum Brown Ltd. 1800 - 609 Granville St. Vancouver, B.C. V6Y 1A3	2% of 70,000 Units $1,120.00 Cdn$

The undersigned hereby certifies that the statements made in this report and in schedule to this report are true and correct.

DATED at Vancouver, this 1st day of April, 2003

Almaden Minerals Ltd.
Name of issuer (please print)

"Duane Poliquin"

Signature of authorized signatory

Duane Poliquin
Name and office of authorized signatory
(please print)

This is the form required under section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the Securities Act.

BC FORM 45-902F
(formerly FORM 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the Securities Act, or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, or, if applicable, by an order issued under section 76 of the Securities Act.

1. Name, address and telephone number of the issuer of the security distributed.

Almaden Minerals Ltd.
1103 - 750 West Pender Street
Vancouver, B.C. V6C 2T8
(604) 689-7644

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdiction in which it is reporting.

The Issuer is a reporting issuer in the jurisdiction of Ontario, British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The issuer is listed on the Toronto Stock Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Option to purchaser shares under a Stock Option Plan at a price of $0.74 per Optioned Share up to and including the close of business on April 7, 2008.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence.	Number of securities purchased	Date of distribution	Price per security / total purchase price(Canadian $)	Exemption relied on	Length of any restriction or seasoning period.
Dione Bitzer Surrey, British Columbia	75,000	April 7, 2003	$0.74 / $55,500.00	Section 74(2)(9) of the Act	N/A

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

See attached Schedule "A".

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fees payable for filing this report with the British Columbia Securities Commission.

Nil / Grant of Stock Options.

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated.	Compensation paid(number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)
N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, this 15th day of April, 2003.

Almaden Minerals Ltd.
Name of issuer (please print)

"Morgan Poliquin"

Signature of authorized signatory

Morgan Poliquin

Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

BUSINESS CORPORATIONS ACT (YUKON)

YUKON

1. Corporation name: REPUBLIC RESOURCES INC.

2. Corporate Access Number: 25839

3. Corporation's registered office address is:

200 - 204 Lambert Street

Whitehorse, YT

Y1A 3T2

4. This report contains information as at: April 25, 2003

5. Corporation's registration date in the Yukon: april 25, 1997

6. Names and addresses of the directors are:

James Duane Poliquin

1987 Acadia Road

Vancouver, B.C.

V6T 1R4

7. Names, addresses and office held of the officers are:

James Duane Poliquin 1987 Acadia Road Vancouver, B.C. V6T 1R4 President and Secretary

 Haig Farris Box 63 - 1299 Fairweather Bowen Island, B.C. Von 1GO Vice President

8. All filings required by the BUSINESS CORPORATIONS ACT (Yukon)have been made relating to any change in:

(a) Directors,

(b) Registered Office Address

(c) Attorney(s)

(d) The constating documents of the Corporation.

CERTIFIED correct as at the 25th day of April, 2003.

 J. Duane Poliquin Authorized Signatory
President Title

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street-10th Floor Vancouver BC V6C 3B8

T: (604) 689-9853 F: (604) 689-8144

April 9, 2003

British Columbia Securities Commission

PO Box 10142 Pacific Centre

701 West Georgia Street 9th Floor

Vancouver, B.C.

V7Y 1L2

Dear Sirs

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer:Almaden Minerals Ltd.
CUSIP #	020283107
Meeting Date	June 27, 2003
Record Date for Notice	May 15, 2003
Record Date for Voting	May 15, 2003
Beneficial Ownership Determination Date:	May 15, 2003
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote	Common
Business Type:	Non-Routine
OBO Distribution Payment	Issuer will not pay for OBOs
Material Distributed to:	All Holders

if you require further information, please contact:

"Laurie Waddington"

Laurie Waddington

PACIFIC CORORATE TRUST COMPANY

cc: Alberta Securities Commission

cc:Manitoba Securities Commisssion

cc:New Brunswick Securities Commission

cc: Newfoundland Securities Commission

cc: Nova Scotia Securities Commission

cc: Ontario Securities Commission

cc: Toronto Stock Exchange

cc: P.E.I. Securities Commission

cc: Quebec Securities Commission

cc: Saskatchewan Securities Commission

cc: Registrar of Securities - NT

cc: Registrar of Securities - YT

cc: Nunavut

cc: CDS inc.